DENTONIA RESOURCES LTD.
Suite #303 - 1039 Richards Street, Vancouver, BC. V6B 3E4
Tel: (604) 682-1141 Fax: (604) 682-1144 Email: dentonia@telus.net Website: www.dentonia.net

RECEIVED
2004 SEP 27 P 12: 10
OFFICE OF INTERNATIONAL CORPORATE FINANCE

September 17, 2004

04045071

File #82-627

Securities & Exchange Commission
Office of International Corporate Finance
450 – 5th Street NW
Washington, D.C.
20549

SUPPL

Dear Sirs/Mesdames:

Re: New Release dated September 17, 2004

Enclosed is a copy of our News Release dated September 17, 2004 for your records.

Please call our office if you have any questions.

Yours truly,

DENTONIA RESOURCES LTD.

Adolf A. Petancic
President

PROCESSED
SEP 28 2004
THOMSON
FINANCIAL

Enclosure
cc: Attn: Corporate Files Manager
Standard & Poors (4 copies)
55 Water Street
New York, NY
10041-0001

dlw 9/27

DENTONIA RESOURCES LTD.
Suite #303 - 1039 Richards Street, Vancouver, BC. V6B 3E4
Tel: (604) 682-1141 Fax: (604) 682-1144 Website: www.dentonia.net Email: dentonia@telus.net

September 17, 2004

TSX Venture: DTA
No. of Pages: 3

NEWS RELEASE

APPLICATION FOR TYPE "A" PERMIT - DO27, LAC DE GRAS, N.W.T. AMENDED PRIVATE PLACEMENT

Application for Type "A" Permit – DO27 Lac de Gras, N.W.T.

Dentonia Resources Ltd. ("Dentonia") is pleased to advise that an application to obtain a Type "A" Permit to use drill equipment with an operating weight exceeding 2.5 tonnes and to establish a camp at the DO27site, exceeding 400 person - days, has been made to "Mackenzie Valley Land and Water Board", NWT.

The purpose of this application is to obtain permission to conduct a 200 tonne bulk sample with a LDR drill at the Southern Lobe of the DO27, as indicated in the attached "Sketch".

As was pointed out in Dentonia's news release of July 12, 2004, the initial interpretation of the "geology" of the DO27 was incorrect, instead of describing the main body as a single "pyroclastic facies" it should have been subdivided into two facies (two pipes), an "apple green tuff", or Southern Lobe, and a "black lithic olivine tuff", or Northwestern Lobe, the result of two distinct eruptive events, as postulated in a paper delivered at the Kimberlite Conference in Cape Town, 1998.

As indicated on the "Sketch", the initial plan called for the sample drift to penetrate ±250m into the "apple green tuff", or Southern Lobe, but due to ground conditions, and after, * " **A second failure occurred shortly after entering the apple green tuff** ",* on order from the Mine Department, the southern drift was abandoned, a northern drift was commenced, resulting in y-shaped sample area with two truncated sample drifts. The northern drift was entirely within the Northwestern Lobe, or "black lithic olivine tuff".

The total cost of this sampling, including the cost of processing the kimberlite at Yellowknife, was $11,000,000. Only a relative small part of the 3,000 tonne kimberlite sample, grading 0.36 ct/tonne, originated from the Southern Lobe, 90% or more appears to have originated from the edge of the Northwestern Lobe, a different pipe from the Southern Pipe.

An analysis of the microdiamond grade of the various drill holes indicates a decrease in the grade towards the edges of the pipes, the best grade being in hole DO27-5, with a grade of 3.86 ct/tonne, located in an area where the two pipes overlap, about 120m west of DO27-19, drilled between the Y-shaped truncated drifts with a microdiamond grade of 2.80 ct/tonne. From logging reports, it is unclear whether this latter drill hole intersected the "apple green tuff" or the "black lithic olivine tuff".

The micro diamond grade of the "apple green tuff", or Southern Lobe is as follows:

Drill Hole	Interval (m) Facies	Carats per tonne	Number of Stones per tonne
DO27-5	90m (overlapping) black/apple green	3.86	1,460
DO27-7	142m apple green	3.69	1,270
DO27-20	104m apple green	2.04	1,050
DO27-10	57m apple green	1.59	910

It has been suggested that anything with a micro diamond grade of 1 ct/tonne or better needs further investigation, and with an oval shaped surface area of 250 x 200m, or 5 hectares, the Southern Lobe contains a substantial reserve and require such an investigation.

It should also noted that none of diamond drill holes in 1993, went beyond a depth of 215m, or crater facies, and none tested a possible diatreme facies.

Amended Private Placement

Further to Dentonia's news release of September 10, 2004 announcing an agreement to sell by way of a non-brokered private placement of 530,000 units at a price of $0.06 per unit for a proceed of $31,800, this private placement has now been increased to 1,680,000 units at a price of $0.06 per unit for a net proceed of $100,800.

Each unit consists of 1 common share and 1 non-transferable share purchase warrant (the "warrant"). The warrant is exercisable for a period of two years from the date of the issuance of the units. One warrant entitles the holder to purchase on additional common share at an exercise price of $0.10 per share for the 1st year and at an exercise price of $0.20 per share for the 2nd year.

The initial subscription proceeds of $100,800 will be used to finance a preliminary exploration and prospecting program (week of September 13, 2004), on Dentonia's HY Property, Tintina Gold Belt, Southeast Yukon, possible option payment, and a geophysical survey at the Atkinson Gold Prospect, Abitibi Greenstone Belt, Ontario, and general working capital.

DENTONIA RESOURCES LTD.
"Adolf A. Petancic"
Adolf A. Petancic
President

*Direct Quote



6900E
7000E
7100E
7200E
7300E
7400E
7500E
7600E
34,300N
34,200N
34,100N
34,000N
33,900N
33,800N
33,700N
33,600N
33,500N
DO-27
Tli Kwi Cho
Lake
NORTHWESTERN
LOBE
PIPE OUTLINE
VK
Transition
"VK"
Overlies
"PK"
DO27-05
DO27-19
DO27-07
DO27-20
DO27-10
PK
Portal
Access Decline -100 metres under surface
ACTUAL UNDERGROUND
ABANDONED DUE TO UNSTABLE GROUND.
Area of
Proposed 200 Tonne Bulk Sample
Along Line by LDR Drilling
SOUTHERN
LOBE
0
Metres
250

LEGEND

= = = ORIGINAL PROPOSED PLAN TO TEST (winter 1993 and spring 1994)

ACTUAL UNDERGROUND TO TEST (winter 1993 and spring 1994)
Abandoned due to unstable ground conditions.

LIMITED BULK TEST (winter 1993 and spring 1994)
3000 tonne from the Crater Facies

● ●— DRILL HOLE

PK Green pyroclastic kimberlite or lapilli-bearing olivine tuff. - SOUTHERN LOBE

VK Black volcaniclastic kimberlite or shale-rich olivine lapilli tuff - NORTHWESTERN LOBE

DENTONIA RESOURCES LTD.

PROPOSED 200 TONNE BULK TEST

(WINTER 2004 - 2005)

DENTONIA RESOURCES LTD.
Suite #303 - 1039 Richards Street, Vancouver, BC. V6B 3E4
Tel: (604) 682-1141 Fax: (604) 682-1144 Website: www.dentonia.net Email: dentonia@telus.net

September 17, 2004

TSX Venture: DTA
No. of Pages: 1

NEWS RELEASE

ADDENDUM AND CORRECTION TO NEWS RELEASE SEPTEMBER 17, 2004

Dentonia Resources Ltd. ("Dentonia") wishes to advise that the formal application to obtain a Type "A" Permit, as referred to Dentonia's News Release of September 17, 2004, has not been made, such an application is subject to obtaining the First Nations' consent, which at this stage, has not been obtained.

DENTONIA RESOURCES LTD.

"Adolf A. Petancic"
Adolf A. Petancic
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.